December 21, 2012

VIA EDGAR AND FEDERAL EXPRESS

Ms. Mara L. Ransom, Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549-3561

RE:         QVC, Inc.

Amendment No. 1 to Registration Statement on Form S-4

Filed December 7, 2012

File No. 333-184501

Dear Ms. Ransom:

This letter is provided in response to your letter dated December 21, 2012.  Included below are your questions and comments, numbered consistent with your letter, with our answers immediately following each sequentially numbered item.  The proposed revisions below are all set forth in Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which is being filed today by electronic submission.  We have included with this letter four (4) additional marked copies of Amendment No. 2 for your convenience.

General

1.                                      We note recent press releases announcing your acquisition of Oodle.  To the extent material, please revise your filing to discuss this acquisition.  Please see Item 101 of Regulation S-K.

Response:

On December 5, 2012, we announced that we had signed a definitive agreement to acquire substantially all of the assets of Oodle, Inc. in an acquisition that is expected to close by December 31, 2012.  We have determined that the acquisition of such assets does not meet the materiality threshold to warrant additional disclosure in Amendment No. 2.  We considered both quantitative and qualitative factors in concluding that the acquisition would not be material to our operations or financial condition.  The assets that would be acquired in the transaction would be less than 1% of our total assets as of September 30, 2012. There would also not be any material change to our operating income for 2012 as a result of the transaction.  While we believe that the Oodle assets will strengthen the QVC social commerce experience, such assets are not integral to QVC’s core business model going forward.

Risk factors, page 17

There could be circumstances in which certain guarantees are released automatically, without your consent or the consent of the trustee, page 38

2.                                      We note your response to comment 14 in our letter dated November 16, 2012.  It appears that the last sentence of this risk factor describes a subsidiary guarantor release that may be broader than the Indenture subsidiary guarantor release provisions you describe in your response.  Please explain how such a release would occur or otherwise clarify your risk factor disclosure.

Response:

We have revised this risk factor disclosure as follows:

There could be circumstances in which certain guarantees are released automatically, without your consent or the consent of the trustee.

There could be circumstances, other than repayment or discharge of the notes, where certain guarantees will be released automatically, without your consent or the consent of the trustee. For example, ~~the guarantee of a subsidiary~~a guarantor will be released ~~in connection with a sale or merger of such subsidiary guarantor in a transaction not prohibited by our senior secured credit facility (even if such transaction is prohibited by~~from its guarantee in the event of dissolution of such guarantor, if such guarantor is designated as an unrestricted subsidiary or otherwise ceases to be a restricted subsidiary, in each case in accordance with the provisions of the indenture governing the notes~~).~~, or upon the release or discharge of the guarantee by such guarantor of the senior secured credit facility. See “Description of notes — Note guarantees”.

Business, page 54

Competition, page 61

3.                                      We note your response to comment 19 in our letter dated November 16, 2012 and the related revisions in your filing that “HSN [is] (an entity in which Liberty maintained a 36% ownership interest as of September 30, 2012).”  Please include this statement in the Liberty Relationship section of your prospectus summary as well as your statement that HSN is one of “[y]our closest two competitors.”

Response:

We have revised the relevant portion of our Liberty Relationship section as follows:

Liberty relationship

We are an indirect wholly owned subsidiary of Liberty Interactive Corporation (“Liberty”), which owns interests in a broad range of digital commerce businesses. On August 9, 2012, Liberty completed the recapitalization of its common stock into shares of the corresponding series of two new tracking stocks, Liberty Interactive (Nasdaq: LINTA, LINTB) and Liberty Ventures (Nasdaq: LVNTA, LVNTB). We are now attributed to the Liberty Interactive tracking stock, which tracks the assets and liabilities of Liberty’s Interactive Group (the “Interactive Group”). The Interactive Group does not represent a separate legal entity; rather it represents those businesses, assets and liabilities that are attributed to that group. Liberty attributed to its Interactive Group those businesses primarily focused on digital commerce, including the assets and businesses of QVC, Inc., Provide Commerce, Inc., Backcountry.com, Inc., Bodybuilding.com, LLC and Celebrate Interactive Holdings, Inc.~~, an equity interest in HSN, Inc.~~ and approximately $500 million in cash held by Liberty and the Interactive Group subsidiaries. Liberty also attributed to its Interactive Group its 36% ownership interest in HSN, Inc., one of our two closest competitors (see “Business — Competition” below for more information). The Liberty Ventures tracking stock tracks all of Liberty’s other businesses including its interest in equity method investments of Expedia, Inc., TripAdvisor, Inc., Interval Leisure Group, Inc. and Tree.com, Inc. and available-for-sale securities of Time Warner, Time Warner Cable and AOL, which constitute the Ventures Group (the “Ventures Group”). To fund the cash requirements of the Ventures Group, Liberty attributed $1.35 billion in cash to the Ventures Group which was funded by the Interactive Group. Such attributed cash balance consisted of cash from Liberty’s balance sheet and $1.15 billion of dividends paid by us to Liberty through our available cash on hand and $800 million in borrowings under our senior secured credit facility. As of the date of the recapitalization, we had $870 million of total outstanding borrowings under our senior secured credit facility.

Management’s discussion and analysis of financial condition and results of operations, page F-39

Consolidated statements of cash flows, page F-59

4.                                      We have reviewed your response to comment 35 in our letter dated November 16, 2012.  Please revise your fiscal 2010 cash flow discussion on page F-47 to clearly disclose that recovery of the $501 million noninterest bearing cash deposit maintained with GE Capital Retail Bank was recorded within operating cash flows.

Response:

We have revised the relevant portion of our management’s discussion and analysis of financial condition and results of operations, December 31, 2011, as follows:

During the year ended December 31, 2010, QVC’s primary uses of cash were $4,142 million of debt repayments and capital lease obligations, $220 million of capital expenditures and a $63 million dividend payment to the minority shareholder of QVC-Japan. These uses of cash were funded primarily with $1,204 million of cash provided by operating activities, $2,905 million in debt borrowings and $220 million in proceeds from joint ventures and equity investees. The recovery of the $501 million noninterest bearing cash deposit maintained with GE Capital Retail Bank was recorded within operating activities in the consolidated statements of cash flows (see below paragraph in this section regarding the replacement agreement with GE Capital Retail Bank). As of December 31, 2010, QVC’s cash balance was $621 million.

Please contact the undersigned at (484) 701-1000 or our outside counsel, Jeffrey R. Kesselman at (303) 297-2900, with any questions.

Sincerely

QVC, Inc.

By:	/s/ MICHAEL A. GEORGE
Michael A. George
President and Chief Executive Officer